THE AMERICAN ENERGY GROUP, LTD.
1 Gorham Island, Suite 303
Westport, Connecticut 06880
(203) 222-7315

February 3, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Anne Nguyen Parker, Branch Chief
    And Alexandra M. Ledbetter

Re:	American Energy Group, Ltd.
Form 10-K for Fiscal Year Ended June 30, 2011
Filed October 13, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 21, 2011
File No. 0-26402

Dear Ms. Nguyen Parker and Ms. Ledbetter:

The American Energy Group, Ltd. is in receipt of your letter dated January 20, 2012.  This letter and the attachments hereto shall serve as our response to your comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

You have requested that the Company ensure that is filing conforms to the current requirements of Form 10-K, including deletion of cover page outdated references to Form 10-KSB, and including addition of cover page boxes and check marks for Interactive Data File inclusion under Rule 405 and accelerated filer status indications.  You have further requested correction to the signature block format and correction of the exhibit index.  The Form 10-K will be amended on or before February 14, 2012 to accommodate these deletions and additions, including exhibit attachment.

You have further requested that the Company discuss in its Management Discussion and Analysis its rate of its rate of negative cash flow per month and the period of cash sustainability, including the manner in which the Company’s operations will be funded for the next twelve (12) months.  The Form 10-K will be amended on or before February 14, 2012 to accommodate the inclusion of this expanded discussion, which shall include the following information:

Securities and Exchange Commission
Response from The American Energy Group, Ltd.
February 3, 2012

The Company’s current rate of negative cash flow is $50-55,000 per month, which funds are utilized for officer and administrative salaries, office rent, legal and professional fees, insurance and general operating expenses.  Certain recurring legal and professional services are paid in stock and do not require cash resources.  The monthly royalties payable by Hycarbex to the Company, if paid, would be sufficient to meet these monthly obligations because current monthly Hycarbex gas production rates are 9.2 Million Cubic Feet Per Day, which equates to $87,000 per month to American Energy’s interest.  After two (2) royalty payments in the fall of 2011, Hycarbex suspended the royalty payments and began to accrue them due to its own cash flow difficulties, despite such action constituting a breach of its obligations to American Energy.

Faced with this suspension of payments, American Energy determined to pursue two (2) simultaneous courses of action. First American Energy initiated litigation in the High Court of Islamabad Pakistan (Civil Suit No. 282 of 2011) in which it has obtained High Court Orders preserving status quo.  A separate Application for Appointment of a Receiver is pending before the Court and will be heard the week of February 13, 2012.

The Company’s second course of action was to raise additional operating capital to sustain operations until royalty payments resume.  The Company has sold restricted common shares to three (3) different existing, accredited shareholders in the past ninety (90) days bringing $250,000 into the Company.  Given the above stated monthly negative cash flow rate, such funds are not sufficient to achieve financial sustainability for a twelve (12) month period.  However, management’s preference is to secure investments in smaller increments to avoid unnecessary stock dilution, especially with a reasonable likelihood that the Court action will precipitate near-term resumption of royalty payments.  The investors have concurred with this approach and have given informal commitments to make further investments as needed by the Company.  Thus, cash on hand is sufficient for 2-3 months of operating requirements, but the Company intends to continue to raise additional capital through the sale of stock if the royalty revenue stream does not resume, as anticipated.

Securities and Exchange Commission
Response from The American Energy Group, Ltd.
February 3, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2011

You have requested expansion of Management’s Discussion and Analysis regarding its liquidity and capital resources in light of the sudden cessation of royalty payments.  Our filing will be amended on or before February 14, 2012, to include the information above relating to the pending legal action seeking payment and relating to the recent capital raising activities and our capital raising intentions for future needs for the next twelve (12) months should positive lawsuit results be delayed.

In response to your Closing Comments on page 3 of your letter, The American Energy Group, Ltd. further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

The American Energy Group, Ltd.

R. Pierce Onthank, President and CEO

Securities and Exchange Commission
Response from The American Energy Group, Ltd.
February 3, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB/A
(Amendment No. 1)

(Mark One)

☒           ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF SECURITIES EXCHANGE ACT OF 1934

FOR FISCAL YEAR ENDED JUNE 30, 2008

☐           TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ___ TO ___

Commission file number:  0-26402

THE AMERICAN ENERGY GROUP, LTD.
 (Name of small business issuer in its charter)

Nevada	87-0448843
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1Gorham Island, Suite 303 Westport, Connecticut	06880
(Address of principal executive offices)	(Zip code)

(Issuer’s telephone number 203/222-7315)
___________________________
Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under section 12(g) of the Act:
Common Stock, Par Value $.001 Per Share
___________________________

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or in any amendment to this Form 10-KSB.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The issuer had no revenues for the year ended June 30, 2008.

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the average bid and asked price of such common equity as of September __, 2008, was $___________.

(ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the  Exchange Act after the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

As of September 26, 2008, the number of Common shares outstanding was 30,741,491

DOCUMENTS INCORPORATED BY REFERENCE – None

Securities and Exchange Commission
Response from The American Energy Group, Ltd.
February 3, 2012
EXPLANATORY NOTE

The American Energy Group, Ltd. is filing this Amendment No. 1 on Form 10-KSB/A (this "Amendment") to its Annual Report on Form 10-KSB for the year ended June 30, 2008, which was originally filed September 30, 2008 (the "Original Filing"), to set forth Item 8A(T), which replaces Item 8A in its entirety from the Original Filing. As disclosed below, Item 8A(T) sets forth management's annual report on internal control over financial reporting. Item 8A(T) also revises management's conclusions regarding the effectiveness of the disclosure controls and procedures and the Internal Control Over Financial Reporting as of June 30, 2008, as a result of its failure to file management's annual report on internal control over financial reporting in the Original Filing. This Amendment on Form 10-KSB/A also revises and updates the principal officer certifications in Exhibits 31.1 and 32.1. Except as otherwise stated herein, no other information contained in the Original Filing has been updated by this Amendment No. 1, and no disclosures have been updated to reflect events that occurred at a later date.

Securities and Exchange Commission
Response from The American Energy Group, Ltd.
February 3, 2012

ITEM 8A(T).    CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.    We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit to the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that information is accumulated and communicated to our management, including R. Pierce Onthank, who serves as our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate to allow timely decisions regarding required disclosure.

        In accordance with Exchange Act Rules 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including Mr. Onthank who serves as our CEO and CFO, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report.  Mr. Onthank has concluded that, as of June 30, 2008, the Company's disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, because the report on internal control over financial reporting was not provided within the required period.

(b) Management's Annual Report on Internal Control over Financial Reporting.    Management, including Mr. Onthank who serves as the CEO and CFO, has the responsibility for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions and influenced by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with GAAP, (iii) that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate or insufficient because of changes in operating conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Securities and Exchange Commission
Response from The American Energy Group, Ltd.
February 3, 2012

Management has assessed internal control over financial reporting of the Company as of June 30, 2008. The Company's management conducted its assessment in accordance with the Internal Control—Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission.   Based on this assessment, management concluded (1) that the Company maintains reasonably detailed records to accurately and fairly reflect the transactions and disposition of the Company’s assets, (2) that the Company’s  transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles,  (3) that receipts and expenditures  are being made only in accordance with either management’s authorization or the authorization of the Company’s Board of Directors, and  (4) that the controls and procedures currently in place will provide for timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.  Management has likewise implemented disclosure controls and procedures which are effective to ensure that information required to be disclosed by the Company in future reports it files or submits under the Exchange Act is and will be recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(c) Changes in Internal Control Over Financial Reporting.    There have not been any changes in the Company's internal control over financial reporting during the fiscal period ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Securities and Exchange Commission
Response from The American Energy Group, Ltd.
February 3, 2012

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this amended report on Form 10-KSB/A to be signed on its behalf by the undersigned, thereunto duly authorized.

THE AMERICAN ENERGY GROUP, LTD.

DATED: April ___, 2009	By:	/s/ R. Pierce Onthank
R. Pierce Onthank, President, Secretary, Director
Chief Financial Officer and Chief Financial Officer

Securities and Exchange Commission
Response from The American Energy Group, Ltd.
February 3, 2012

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, R. PIERCE ONTHANK, President and Chief Financial Officer of The American Energy Group, Ltd., certify that:

1.   I have reviewed this annual report on Form 10-KSB/A for the fiscal year ended June 30, 2008 of The American Energy Group, Ltd..

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.   I am the small business issuer’s sole certifying officer and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f), and 15d-15(f) for the small business issuer and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure the material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.    I am the small business issuer’s sole certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: April ___, 2009	By:	/s/ R. Pierce Onthank
R. PIERCE ONTHANK
President, Chief Executive Officer and Chief Financial Officer

Securities and Exchange Commission
Response from The American Energy Group, Ltd.
February 3, 2012

EXHIBIT 32.1

THE AMERICAN ENERGY GROUP, LTD.
CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the accompanying Annual Report on Form 10-KSB/A of The American Energy Group, Ltd. (the “Corporation”) for the period ended June 30, 2008, as filed with the Securities and Exchange Commission  on the date hereof (the “Report”), I R. Pierce Onthank, President, CEO and Chief Financial Officer of the Corporation, certify, to the best of my knowledge pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002, that:

(a)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”); and

(b)	The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date:/s/ April ___, 2009	By:	/s/ R. Pierce Onthank
R. Pierce Onthank
President, Chief Executive Officer and Chief Financial Officer

Securities and Exchange Commission
Response from The American Energy Group, Ltd.
February 3, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A
(Amendment No. 1)

(Mark One)

☒           QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2008

☐           TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _______________

Commission file number:  0-26402

THE AMERICAN ENERGY GROUP, LTD.
 (Exact name of Registrant as specified in its charter)

Nevada	87-0448843
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Gorham Island Suite 303 Westport, Connecticut	06880
(Address of principal executive offices)	(Zip code)

203-222-7315
(Registrant’s telephone number including area code)
___________________________
Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to section 12(g) of the Act:
Common Stock, Par Value $.001 Per Share
___________________________

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court. Yes ☒  No ☐

APPLICABLE ONLY TO CORPORATE ISSUERS

As of November 14, 2008, the number of Common shares outstanding was 30,817,242

Transitional Small Business Issuer Format (Check one) Yes☐  No ☒

Securities and Exchange Commission
Response from The American Energy Group, Ltd.
February 3, 2012

EXPLANATORY NOTE

The American Energy Group, Ltd. is filing this Amendment No. 1 on Form 10-QSB/A (this "Amendment") to its Quarterly Report on Form 10-QSB for the period ended September 30, 2008, which was originally filed November 14, 2008 (the "Original Filing"), to revise and update the principal officer certifications in Exhibit 31.1. Except as otherwise stated herein, no other information contained in the Original Filing has been updated by this Amendment No. 1, and no disclosures have been updated to reflect events that occurred at a later date.

Securities and Exchange Commission
Response from The American Energy Group, Ltd.
February 3, 2012

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 15D-14 OF THE SECURITIES
EXCHANGE ACT OF 1934, AS AMENDED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, R. PIERCE ONTHANK, President, chief executive officer and chief financial and accounting officer of The American Energy Group, Ltd., certify that:

1.   I have reviewed this Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2008 of The American Energy Group, Ltd..

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   I am the registrant’s sole certifying officer and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)for the registrant and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure the material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.           I am the registrant’s sole certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

DATED: April ___, 2009	By:	/s/ R. PIERCE ONTHANK
R. PIERCE ONTHANK
President, Chief Executive Officer and Chief Financial Officer

Securities and Exchange Commission
Response from The American Energy Group, Ltd.
February 3, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A
(Amendment No. 1)
(Mark One)

☒          QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 31, 2008

☐          TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _______________

Commission file number:  0-26402

THE AMERICAN ENERGY GROUP, LTD.
 (Exact name of Registrant as specified in its charter)

Nevada	87-0448843
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Gorham Island Suite 303 Westport, Connecticut	06880
(Address of principal executive offices)	(Zip code)

203-222-7315
(Registrant’s telephone number including area code)
___________________________
Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to section 12(g) of the Act:
Common Stock, Par Value $.001 Per Share
___________________________

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

APPLICABLE ONLY TO CORPORATE ISSUERS

As of February 13, 2009, the number of Common shares outstanding was 30,947,141

Securities and Exchange Commission
Response from The American Energy Group, Ltd.
February 3, 2012

EXPLANATORY NOTE

The American Energy Group, Ltd. is filing this Amendment No. 1 on Form 10-QSB/A (this "Amendment") to its Quarterly Report on Form 10-QSB for the period ended December 31, 2008, which was originally filed February 13, 2009 (the "Original Filing"), to revise and update the principal officer certifications in Exhibit 31.1. Except as otherwise stated herein, no other information contained in the Original Filing has been updated by this Amendment No. 1, and no disclosures have been updated to reflect events that occurred at a later date.

Securities and Exchange Commission
Response from The American Energy Group, Ltd.
February 3, 2012

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 15D-14 OF THE SECURITIES EXCHANGE
ACT OF 1934, AS AMENDED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, R. PIERCE ONTHANK, President, chief executive officer and chief financial and accounting officer of The American Energy Group, Ltd., certify that:

5.   I have reviewed this Quarterly Report on Form 10-Q/A for the quarterly period ended December 31, 2008 of The American Energy Group, Ltd..

6.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

7.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

8.   I am the registrant’s sole certifying officer and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)for the registrant and have:

b)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure the material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.    I am the registrant’s sole certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

c)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

d)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

DATED: April ___, 2009	By:	/s/ R. PIERCE ONTHANK
R. PIERCE ONTHANK
President, Chief Executive Officer and Chief Financial Officer